RANDALL W. HEINRICH, P.C.
8 Greenway Plaza, Suite 818
Houston, Texas 77046

Telephone: 713/951-9100	Fax: 713/961-3082

August 30, 2011

VIA EDGAR

Sonia Gupta Barros
Special Counsel
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Amendment No. 2 to Registration Statement to Form S-1 on Form S-11 Filed on January 10, 2010 by REO Plus, Inc. (the "Registration Statement")

Dear Ms. Barros:

In connection with the transmission of this letter, REO Plus, Inc. (the "Company") is filing Amendment No. 3 to the Registration Statement.  This letter responds to each of the comments made in your comments letter dated January 28, 2011.  The responses set forth and numbered below correspond to the respective numbers of the comments in your letter.

General

1.
We note your response to comment 2 in our letter dated November 17, 2010. Please tell us if you intend to use any of the graphics provided and where in the prospectus you intend to use the graphics. We also refer to the images you sent by supplemental mail on January 11, 2011 and note that there are two properties featured, which appear vacant. We further note from your disclosure that the only asset acquired to date by the company consists of 400 units of limited liability company member interests in Ananda Investments, LLC and that the three-story building owned by Ananda is leased until July 31, 2012. Please explain why the graphics you sent to us feature a property that is vacant.

RESPONSE:
At this time, the Company does not intend to use any graphics.  The Ananda property is a single property with a retail component on its first floor and a residential component making up its second and third floors.  The graphics sent were taken immediately after renovations were completed and before the retail and residential components were occupied.

2.	We note your response to comment 5 in our letter dated November 17, 2010. Please revise your disclosure to include that Akashic also traded under the name “Star Resources, Inc.”

RESPONSE:	The disclosure in the first paragraph of the section captioned “THE DISTRIBUTION - Reasons for the Distribution” has been revised to address this comment.

3.
We note your response to comment 6 in our letter dated November 17, 2010.  We further note your disclosure that subject to the sponsorship of a market maker, shares of your common stock will be traded in the over-the-counter market on the OTC Electronic Bulletin Board.  As such, this transaction appears to be a primary offering by you to the public of the common shares.  In that case, Akashic and its shareholders, including Mr. Church, are underwriters in the distribution. Please revise your disclosure to clearly identify Mr. Church and each of the remaining shareholders as underwriters of the offering.  It is not acceptable to state that Mr. Church “may be deemed” an underwriter or that he “may” be subject to the statutory liabilities that apply to underwriters. Please revise your disclosure accordingly.

RESPONSE:
The disclosure in the section captioned “THE DISTRIBUTION - Statutory Underwriters” has been revised to delete any language possibly implying that Mr. Church may not be a statutory underwriter.  However, because each of the approximately 840 record shareholders of Akashic other than Mr. Church holds only a very small number of shares and because Mr. Church is overwhelmingly the controlling shareholder of Akashic, we believe that none of these other shareholders are affiliates such that they would be statutory underwriters.  Accordingly, we state in Amendment No. 3 only that Akashic and Mr. Church are statutory underwriters.

4.
As this appears to be a primary offering of your common shares, please include a price or price range for the securities included in the primary offering.  We note that the company is not eligible to conduct a primary at the market offering under Securities Act Rule 415(a)(4).  Your disclosure in the prospectus should make clear that all the shares being offered via the distribution must be sold at a fixed price.

RESPONSE:
The shares being registered are being delivered in a spin-off in which no recipient of the shares will remit any form of purchase price whatsoever.  Accordingly, we cannot possibly give a price or a price range.  Moreover, the shares being registered are not being “sold” at any price, and therefore they cannot be” sold” at a fixed or any other price.

Risk Factors, page 5

5.
We note your response to comment 13 in our letter dated November 17, 2010.  We continue to believe that some of the subheadings in your risk factor section are vague and do not fully describe the specific risk discussed. Potential investors should be able to read a risk factor subheading and come away with a strong understanding of what the risk is and the result of the risk as it specifically applied to you.  We note the following:

•	“We have no assurance of property appreciation or company profits,” page 7;

•	“Intense competition for the acquisition of real estate properties could harm us for various reasons…” page 8;

•	“We may experience increases in our expenses, including debt service, as well as decreased occupancy rates as a result of inflation,” page 9;

•	“We could suffer uninsured losses,” page 10; and

•	“Our current management resources may not be sufficient for the future, and we have no assurances that we can attract additional qualified personnel,” page 12.

Please revise accordingly.  As a general rule, your revised subheadings should work only in this document. If they are readily transferable to other companies’ documents, they are probably too generic. See Item 503(c) of Regulation S-K.

RESPONSE:	A number of the subheadings in the risk factors section have been revised to address this comment.

“Our auditor has given us a “going concern” qualification...” page 6.

6.
We note your disclosure, “While the auditor’s “going concern” qualification might impede our ability to raise funds, we do not believe that it will for a couple of reasons. First we believe that in the current, start-up stage of our development prospective investors will not be surprised by this qualification. Moreover, we expect that some or all of our finds may be raised on a property-by-property basis in which prospective investors will tend to examine the property involved rather than our financial statements in reaching their decision to invest or not.” Please delete these statements. Risk factors should not contain mitigating factors to the stated risk.

RESPONSE:	This risk factor has been revised to address this comment.

Business, page 16

7.	Please consider including your website address, if you have one.

RESPONSE:	The Company does not have a website at this time, and will likely not have one until it achieves a greater critical mass.

Results of Operations, page 24

8.
On page 20 under “Sole Property Interest,” we note that the property owned by Ananda was leased throughout 2010 for a monthly rental rate of $6,941. We further note that you have a 40% ownership interest in Ananda. Finally, we note your statement under “Revenues” which states that, “Since inception, the Company has not had revenues.”  Please reconcile your disclosure.

RESPONSE:	The Results of Operations section has been completely re-written in a manner we believe will address this comment.

9.
Please expand your disclosure under “Expenses” to indicate what the professional fees and other expenses are in connection with.  Additionally, we note your disclosure on page 29 under “Executive Compensation and Certain Transactions” that the promissory note issued to Mr. Church requires monthly payments of interest in the amount of $3,325.00.  Please clarify whether this amount is reflected in this section. Please revise your disclosure accordingly.

RESPONSE:	As part of the re-write of the Results of Operations section, this text has been revised to address this comment.

Liquidity and Capital Requirements, page 24

10.	We note your statement “... which is described in the section caption ‘Sole Property Interest’ immediately above.” Please revise to properly indicate where the referenced section is.

RESPONSE:	This text has been revised to address this comment.

Principal Shareholders, page 30

11.
We note your response to comment 31 in our letter dated November 17, 2010. However, it does not appear that the second risk factor on page 12 has been adequately modified.  We reissue the comment in its entirety.

RESPONSE:	This text has been revised to address this comment. We tried to make this change for Amendment No. 2, but apparently it was dropped during EDGARization.

Financial Statements, page F-1

12.	Please file updated financial statements, and related disclosures, as required by Rule 8-08 of Regulation S-X.

RESPONSE:	Updated financial statements, and related disclosures have been included in Amendment No. 3.

Notes to Financial Statements, page F-6

Note 3 - Investment in Affiliate, page F-7

13.
We note your response to comment 36 in our letter dated November 17, 2010 and await the filing of the audited financial statements for Ananda Investments, LLC, in accordance with Rule 3-09 of Regulation S-X.

RESPONSE:	The audited financial statements for Ananda Investments, LLC have been included in Amendment No. 3.

14.
We note your response to comment 38 in our letter dated November 17, 2010 and your addition of an exhibit which lists Ananda as a subsidiary. We also note that Ananda is not consolidated in your financial statements.  Please tell us why you have included it in a list of subsidiaries.

RESPONSE:	Exhibit 21.01 has been deleted to address this comment.

We hope that we have adequately responded to your comments.  If you have any additional comments, questions or requests for further clarifications, please contact the undersigned.  We are interested in completing the Registration Statement and having it declared effective as soon as possible.  Thank you for your attention to this matter.  We look forward to hearing from you.

Very truly yours,

Randall W. Heinrich